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                              July 20, 2023

       Ambrose Egbuonu
       Chairman
       JPX Global Inc.
       8830 Lyndon B. Johnson Fwy
       Suite 310
       Dallas, Texas 75243

                                                        Re: JPX Global Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 26, 2023
                                                            File No. 024-12285

       Dear Ambrose Egbuonu:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Filed June 26, 2023

       Cover Page

   1. We note that you intend to offer up to 4 billion shares at a range of $0.001 - $0.01. Under
                                                        Rule 253(b)(2)(ii), the
upper end of the range must be used in determining the aggregate offering price, which
means your maximum offering amount of $40 million exceeds the offering amount
permitted for Tier 1 offerings under Rule 251(a)(1). Please advise and revise as appropriate.
   2. Please revise the cover page to disclose the voting power held by Kuldip Singh, the Chief
                                                        Executive Officer. We
note that Mr. Singh owns 5 Series A preferred shares which
                                                        entitles him to
maintain at least 60% of the voting interest of the Company and to convert those shares into
2,000,000,000 shares of common stock per Series A preferred share.
 Ambrose Egbuonu
FirstName
JPX GlobalLastNameAmbrose   Egbuonu
            Inc.
Comapany
July       NameJPX Global Inc.
     20, 2023
July 20,
Page  2 2023 Page 2
FirstName LastName
Description of Business, page 19

3. With a view towards expanded disclosure, please enhance your disclosure regarding Mr.
         Hovendick   s claim against the Company and the injunction blocking
the merger with
         VeeMost Technologies LTD. Refer to Item 7(a)(vi).
4. Please revise the discussion of your business to include an explanation of how the company currently generates revenues and how it expects to generate revenue in the future. In your discussion, be sure to distinguish between business lines that are generating revenues and ones that are not. Also, throughout the prospectus disclose and differentiate between lines of business that are operational, lines that are in development and lines that are aspirational.
5. We note that you issued a $475,000 convertible note to Alpharidge Capital in exchange for control of JPEX. Please revise to discuss the material terms of the convertible note, including how the conversion price is determined. As part of your disclosure be sure to discuss the impact the conversion will have on existing shareholders and add appropriate risk factor disclosure accordingly.
Results of Operations for Mekaddesh Group Corporation, page 24

6. Please provide a narrative discussion and disclose the underlying reasons for the 345%
         increase in net revenue as well as changes in other line items for your operating entity, the
         Mekaddesh Group Corporation, for fiscal year 2022 compared to fiscal year 2021. Refer to Form 1-A Item 9.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

7. Please disclose the minimum funding required to remain in business for at least the next
         12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Describe the company's plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone. Please explain how you intend to meet each of the milestones if you cannot receive funding. Refer to Form 1-A Item
9.
Directors, Executive Officers, and Significant Employees, Board of Directors, page 27

8. We note that you indicate that your board of directors consists of two people, but later the
         Summary Compensation Table indicates that there are three directors. Please reconcile these disclosures.
 Ambrose Egbuonu
FirstName
JPX GlobalLastNameAmbrose   Egbuonu
            Inc.
Comapany
July       NameJPX Global Inc.
     20, 2023
July 20,
Page  3 2023 Page 3
FirstName LastName
Security Ownership of Management and Certain Securityholders, page 28

9. We note that Mr. Singh owns 100% of the 2021 Series A Preferred Stock, and that Series
         A Preferred Stock holders must maintain at least 60% of the voting control of the
         Company on an as-converted basis. Because you have multiple classes of voting securities issued and outstanding, please revise to provide beneficial ownership for
         each class of voting securities and add a column to the beneficial ownership table showing the total percentage of voting power held by each person listed in the table. Additionally, please revise your beneficial ownership table to include the name
         of the    CEO/Director    and the addresses of the beneficial owners.
Preferred Stock, page 29

10. Please clarify the number and classes of common and preferred stock that are authorized.
         Your Amended and Restated Articles of Incorporation states that the corporation shall have authority to issue (2,010,000,000) two billion ten million shares, of which two billion are common stock and ten million are preferred stock. The Certificate of Designation authorizes 50 shares of 2021 Series A Preferred Stock, which is convertible into
         10,000,000,000 shares of Common Stock, and the Certificate of Amendment to the
         Articles of Incorporation was revised to authorize five shares of 2021 Series A Preferred
         Stock, which is convertible to 1,000,000,000 shares of Common Stock. Please reconcile these disclosures.
Signatures, page 36

11.      Please add the signatures for the persons in the capacities of the
Company   s principal
         financial officer, principal accounting officer, and a majority of the members of its board
         of directors. See    Instructions to Signatures    in Form 1-A.
Exhibits

12. Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of
         Regulation S-T.
 Ambrose Egbuonu
FirstName
JPX GlobalLastNameAmbrose   Egbuonu
            Inc.
Comapany
July       NameJPX Global Inc.
     20, 2023
July 20,
Page  4 2023 Page 4
FirstName LastName
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Matthew
Derby, Legal Branch Chief, at 202-551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Udo Ekekeulu